UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          SEC File Number: 333-5278-NY

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K     [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
               [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended: September 30, 2003


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:___________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
                                                       -----


                                     PART I
                             REGISTRANT INFORMATION

                       PowerHouse Technologies Group, Inc.
                             Full name of registrant

                                       N/A
                            Former name if applicable

                          2694 Bishop Drive, Suite 270
            Address of principal executive office (Street and number)

                           San Ramon, California 94583
                            City, state and zip code

                                     PART II
                            RULES 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or
   [X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant has been unable to complete its financial statements in respect of its quarterly period ended September 30, 2003, because the Registrant has not obtained required records and materials in the possession of certain affiliated persons of the Registrant. The Registrant is currently in discussions with such persons to obtain the required records and materials.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jay Elliot        (925)        328-1100
------------------------------------------------
(Name)           (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [  ] Yes     [X] No

Quarterly Report on Form 10-QSB for the period ended June 30, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [  ] Yes     [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       PowerHouse Technologies Group, Inc.
                       -----------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2003                  By:  /s/ Jay Elliot
                                             -----------------------------------
                                             Name: Jay Elliot
                                             Chief Executive Officer